Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Kingsoft Cloud Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTOR;

(2) PROPOSED GRANT OF GENERAL MANDATE TO

(I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 10 of this circular.

A notice convening the AGM to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on June 28, 2024 at 10:00 a.m., Hong Kong time are set out on pages 17 to 21 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.ksyun.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of ADSs) and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 26, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Hong Kong, May 22, 2024

CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	5

1.	Introduction	5

2.	Proposed Re-election of the Retiring Director	6

3.	Proposed Grant of General Mandate to (I) Issue Shares and/or ADSs and (II) Sell and/or Transfer Treasury Shares	6

4.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	7

5.	Proposed Re-appointment of Auditor	8

6.	The AGM and Proxy Arrangement	8

7.	Recommendations	10

8.	Further Information	10

9.	Miscellaneous	10

APPENDIX I	–	DETAILS OF THE RETIRING DIRECTOR PROPOSED TO BE RE-ELECTED AT THE AGM	11

APPENDIX II	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	13

NOTICE OF THE ANNUAL GENERAL MEETING	17

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2013 Share Award Scheme”	the share award scheme of the Company adopted on February 27, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 2. 2013 Share Award Scheme” in Appendix IV of the Listing Document

“2021 Share Incentive Plan”	the share incentive plan of the Company adopted on November 15, 2021, as amended from time to time, the principal terms of which are set out in “Statutory and General Information – D. Equity Incentive Plans – 3. 2021 Share Incentive Plan” in Appendix IV of the Listing Document

“ADS(s)”	American Depositary Shares, each representing 15 Shares

“ADS Record Date”	May 30, 2024 (New York time)

“AGM”	the annual general meeting of the Company to be convened on June 28, 2024 at 10:00 a.m.(Hong Kong time) to consider and, if thought fit, approve, among other things, the re-election of the retiring Director, the Issuance and Resale Mandate, the Repurchase Mandate and the re-appointment of the auditor

“Articles of Association”	the Second Amended and Restated Articles of Association of the Company conditionally adopted by way of special resolution passed on December 29, 2022 and became effective from December 30, 2022

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Audit Committee”	the audit committee of the Board

“Board”	the board of Directors

DEFINITIONS

“CCASS”	the Central Clearing and Settlement System, a securities settlement system established and operated by the HKSCC

“China” or “PRC”	the People’s Republic of China

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADSs of which were listed on the Nasdaq Global Market in May 2020, and the ordinary Shares of which were listed on the Mainboard of the Hong Kong Stock Exchange on December 30, 2022

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Depositary”	The Bank of New York Mellon, the depositary for the ADSs program

“Director(s)”	the director(s)of the Company

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKEX Consultation Conclusions”	the Conclusions on the Consultation Paper on Proposed Amendments to Hong Kong Listing Rules relating to Treasury Shares published by the Hong Kong Stock Exchange on April 12, 2024

“HKSCC”	the Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Interim Measures”	has the meaning ascribed to it in the section headed “4. Impact of Repurchases and Interim Measures” in page 14 of this circular

“Latest Practicable Date”	May 17, 2024, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Shares on the Main Board of the Hong Kong Stock Exchange on December 30, 2022

“Listing Date”	December 30, 2022, the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange

“Listing Document”	the listing document of the Company dated December 23, 2022 in connection with the Listing

“Main Board”	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange

“Nasdaq”	the Nasdaq Global Select Market

“Nomination Committee”	the nomination committee of the Board

“Proposed Amendments to the Hong Kong Listing Rules”	the amendments to the Hong Kong Listing Rules to take effect on June 11, 2024, as set forth in Appendix IV to the HKEX Consultation Conclusions

“RSU(s)”	restricted stock unit(s) of the Company

“SFC”	The Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each

DEFINITIONS

“Share Record Date”	May 30, 2024 (Hong Kong time)

“Shareholders”	holder(s) of the Share(s)

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“treasury shares”	has the meaning ascribed to it in the Proposed Amendments to the Hong Kong Listing Rules which will come into effect on June 11, 2024 and as amended from time to time

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

LETTER FROM THE BOARD

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

Chairman and Non-executive Director:	Registered Office:
Mr. Lei Jun	Cricket Square, Hutchins Drive
P.O. Box 2681
Executive Directors:	Grand Cayman KY1-1111
Mr. Zou Tao (Vice Chairman)	Cayman Islands
Mr. He Haijian
Headquarter and Principal Place of Business in China:
Non-executive Director:	Building D, Xiaomi Science
Mr. Feng Honghua	and Technology Park
No. 33 Xierqi Middle Road
Independent Non-executive Directors:	Haidian District
Mr. Yu Mingto	Beijing, 100085
Mr. Wang Han	PRC
Ms. Qu Jingyuan
Principal Place of Business in Hong Kong:
5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

May 22, 2024

To the Shareholders

Dear Sir/Madam,

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTOR;

(2) PROPOSED GRANT OF GENERAL MANDATE TO

(I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER TREASURY SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on June 28, 2024. The AGM will commence at 10:00 a.m., Hong Kong time.

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meeting:

(a)	the proposed re-election of the retiring Director;

(b)	the proposed grant of a general mandate to (i) issue Shares and/or ADSs; and (ii) sell and/or transfer treasury shares;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs; and

(d)	the proposed re-appointment of auditor.

2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTOR

Reference is made to the announcement of the Company dated March 20, 2024 in relation to, among others, the appointment of Mr. Feng Honghua (“Mr. Feng”) as a non-executive Director. Pursuant to article 87.(3) of the Articles of Association, Mr. Feng shall hold office until immediately prior to the conclusion of the AGM and, being eligible, and will offer himself for re-election at the AGM.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by Mr. Feng, the qualifications, skills and experience, time commitment and contribution of Mr. Feng with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy. The Nomination Committee and the Board are satisfied with Mr. Feng’s business experience, knowledge and professionalism, and consider that he will bring valuable contribution to the Board for its efficiency and effective functioning and diversity. The Nomination Committee and the Board therefore recommend the re-election of Mr. Feng as a non-executive Director.

Details of Mr. Feng are set out in Appendix I to this circular.

3.	PROPOSED GRANT OF GENERAL MANDATE TO (I) ISSUE SHARES AND/OR ADSs AND (II) SELL AND/OR TRANSFER TREASURY SHARES

At the 2022 annual general meeting of the Company held on June 30, 2023, the Directors were given a general mandate to allot, issue and deal with Shares. Up to the Latest Practicable Date, such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

The HKEX Consultation Conclusions has proposed amendments to the Hong Kong Listing Rules which sought to govern the resale of treasury shares by an issuer in the same manner as the Hong Kong Listing Rules that currently apply to an issue of new shares.

LETTER FROM THE BOARD

Upon the Proposed Amendments to the Hong Kong Listing Rules as to treasury shares coming into effect on June 11, 2024, in order to give the Company the flexibility to (i) issue Shares and/or ADSs; and (ii) sell and/or transfer treasury shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, and/or sale and/or transfer of treasury shares (if any), an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to (i) allot, issue or deal with additional Shares and/or ADSs and (ii) sell and/or transfer Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing of such resolution (the “Issuance and Resale Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,805,284,801 Shares. Subject to the passing of the ordinary resolution no. 5 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue, and/or transfer out of treasury, a maximum of 761,056,960 Shares. The Directors wish to state that they have no immediate plans to issue any new Shares and/or ADSs, or sell and/or transfer any treasury shares pursuant to the Issuance and Resale Mandate.

In addition, subject to a separate approval of the ordinary resolution no. 7, the number of Shares and/or ADSs purchased by the Company (if any) under ordinary resolution no. 6 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution no. 5 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury shares, if any) as at the date of passing the resolutions in relation to the Issuance and Resale Mandate and Repurchase Mandate (as defined below).

The Issuance and Resale Mandate will expire upon the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance and Resale Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

At the 2022 annual general meeting of the Company held on June 30, 2023, the Directors were given a general mandate to the Directors to repurchase Shares. Up to the Latest Practicable Date, such mandate, to the extent not utilised by the date of the AGM, will lapse at the conclusion of the AGM.

LETTER FROM THE BOARD

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,805,284,801 Shares. Subject to the passing of the ordinary resolution no. 6 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 380,528,480 Shares. The Directors wish to state that they have no immediate plans to repurchase any Shares and/or ADSs pursuant to the Repurchase Mandate.

An explanatory statement required by the Hong Kong Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the AGM.

The Repurchase Mandate will expire upon the earlier of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in a general meeting.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposed to re-appoint Ernst & Young as the independent auditor of the Company for the year ending December 31, 2024 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Audit Committee to fix the auditor’s remuneration for the year ending December 31, 2024. Ernst & Young have indicated their willingness to be re-appointed as auditor of the Company for the said period.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on June 28, 2024. The AGM will commence at 10:00 a.m., Hong Kong time.

LETTER FROM THE BOARD

The notice of the AGM is set out on pages 17 to 21 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Hong Kong Listing Rules. The notice is also available for viewing on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (http://ir.ksyun.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of ADSs) and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 26, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 17.05A of the Hong Kong Listing Rules, trustees holding unvested Shares of the share schemes of the Company, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Hong Kong Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. As at the Latest Practicable Date, the number of unvested Shares held by the trustee of the share schemes of the Company was 35,644,440. In addition, there is no Shareholder who has any material interest in those resolutions proposed at the AGM, therefore none of the Shareholders is required to abstain from voting on those resolutions.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Director, the proposed Issuance and Resale Mandate and the Repurchase Mandate and the proposed re-appointment of auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares, if any, pending withdrawal from and/or transferring through CCASS shall not bear any voting rights at the Company’s general meeting(s).

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

9.	MISCELLANEOUS

The English text of this circular shall prevail over the Chinese text in case of discrepancy.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

APPENDIX I            DETAILS OF THE RETIRING DIRECTOR PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Hong Kong Listing Rules, details are provided below of Mr. Feng Honghua (“Mr. Feng”) as a retiring Director being eligible and thereby offering himself for re-election at the AGM.

Position and Experience

Mr. Feng Honghua, aged 47, was appointed by the Board as a non-executive Director on March 20, 2024, with effect on the even date.

Mr. Feng has served as a general manager of basic technology platform department of Xiaomi Corporation (HKEX: 1810), responsible for the development of platform system software since December 2023. He joined Xiaomi Corporation in 2012 and served successively as the cloud technology director, general manager of the cloud platform department, and general manager of the information technology department from September 2012 to December 2021; and served as a deputy chief of staff from December 2021 to December 2023, contributing to the formulation of group strategy.

Mr. Feng received his master’s and bachelor’s degree in Computer Science and Technology from Tsinghua University in the PRC in 2002 and 1999, respectively.

Save as disclosed above, Mr. Feng has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas, and does not hold any other positions in the Company or its subsidiaries or consolidated affiliated entities.

Length of Service

Pursuant to the director agreement entered into between the Company and Mr. Feng, his initial term of office is three years commencing from March 20, 2024 or until the third annual general meeting of the Company after his appointment, whichever is earlier. Concurrent to the term of his director’s agreement, he is subject to retirement and eligible for re-election at the AGM in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Feng did not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

APPENDIX I            DETAILS OF THE RETIRING DIRECTOR PROPOSED TO BE RE-ELECTED AT THE AGM

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Feng was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s Emoluments

Mr. Feng does not receive any director’s fee in his capacity as a Director.

Other Information and Matters that Need to be Disclosed or Brought to the Attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Feng that needs to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Feng that need to be brought to the attention of the Shareholders.

APPENDIX II            EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share/ADS and/or earnings per Share/ADS. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, giving due regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Shares and/or ADSs and they would only exercise the power to do so under circumstances where they consider that doing so would be in the best interests of the Company and the Shareholders as a whole.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,805,284,801 Shares. Subject to the passing of the ordinary resolution set out in item 6 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 3,805,284,801 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 380,528,480 Shares, representing 10% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association, the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II           EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES AND INTERIM MEASURES

There may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2023) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Shares or ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company are advised to pay attention to any announcement to be published by the Company in the future, including but without limitation, any relevant next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury shares of the Company deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall, upon approval by the Board implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give any instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), withdrawing the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	taking any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX II         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Kingsoft Corporation Limited (“Kingsoft Corporation”), which is a company listed on the Main Board (HKEX: 3888) was interested in 1,423,246,584 ordinary long position Shares, representing approximately 37.40% of the total issued share capital of the Company.

On the basis that (i) the total issued share capital of the Company (being 3,805,284,801 Shares) remains unchanged as at the date of the AGM; and (ii) the shareholding of Kingsoft Corporation in the Company (being 1,423,246,584 Shares) remains unchanged immediately after the full exercise of the Repurchase Mandate, in the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the relevant ordinary resolution to be proposed at the AGM, the shareholding interest of Kingsoft Corporation in the issued Shares would be increased to approximately 41.56% of the total issued share capital of the Company. The Directors do not have any present intention to exercise the proposed Repurchase Mandate to such an extent as would give rise to such an obligation.

In addition, the Directors do not have any intention to exercise the proposed Repurchase Mandate to the effect that it will result in the public float to fall below 25% or such other minimum percentage prescribed by the Hong Kong Listing Rules from time to time.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the proposed share repurchase has any unusual features.

APPENDIX II         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

The highest and lowest prices at which the Shares were traded on the Hong Kong Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2023
May	3.090	1.990
June	3.780	2.270
July	3.760	2.800
August	3.620	2.600
September	3.020	2.350
October	2.750	2.280
November	2.950	2.280
December	2.410	1.870

2024
January	2.050	1.280
February	1.760	1.260
March	2.000	1.320
April	1.750	1.360
May (up to and including the Latest Practicable Date) 1.940		1.640

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

No repurchase of Shares or ADSs has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Hong Kong Stock Exchange or otherwise).

NOTICE OF THE ANNUAL GENERAL MEETING

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Kingsoft Cloud Holdings Limited (the “Company”) will be held at 10:00 a.m., Hong Kong time on June 28, 2024 at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated May 22, 2024):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Feng Honghua as a non-executive Director.

3.	To authorize the Board to fix the remuneration of the Directors.

4.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2024.

5.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Shares or securities convertible into Shares for cash consideration) and to make or grant offers, agreements or options (including any warrants, bonds, notes and debentures conferring any rights to subscribe for or otherwise receive Shares) and to sell and/or transfer Shares out of treasury that are held as treasury shares that would or might require the exercise of such powers;

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Shares or rights to acquire Shares;

(iii)	the vesting or exercise of restricted shares and RSUs granted or to be granted (if and where applicable) pursuant to the 2013 Share Award Scheme, the 2021 Share Incentive Plan or any other share incentive scheme or similar arrangements as adopted from time to time;

(iv)	any scrip dividend scheme or similar arrangement providing for the allotment of Shares (including the sale and/or transfer of any Shares out of treasury and are held as treasury shares) in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders in general meeting;

shall not exceed 20% of the total number of issued shares (excluding any treasury shares, if any) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

6.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the SFC and the Hong Kong Stock Exchange for this purpose, respectively, provided that the total number of Shares and/or ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions no. 5 and no. 6 of this notice, the general mandate referred to in the resolution no. 5 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued, and (ii) any Shares out of treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution no. 5 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares, if any) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).”

SHARES RECORD DATE AND ADSs RECORD DATE

The Board has fixed the close of business on May 30, 2024, Hong Kong time, as the record date of Shares (the “Shares Record Date”). Holders of record of the Shares (as of the Shares Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 30, 2024, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders.

NOTICE OF THE ANNUAL GENERAL MEETING

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury shares, if any, pending withdrawal from and/or transferring through CCASS shall not bear any voting rights at the Company’s general meeting(s).

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote underlying Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.ksyun.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon if the ADSs are held directly on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage, or other securities intermediary if the ADSs are held by any of them on behalf of holders as promptly as possible (for holders of the ADSs) and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 26, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board
and acting Chief Executive Officer

Hong Kong, May 22, 2024